December 14, 2012

Via EDGAR

Era Anagnosti

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Anagnosti:

Re:  Enviro Cleanse, Inc. (the “Company”)
        Amendment No. 2 to Registration Statement on Form S-1
        Filed July 23, 2012
        File No. 333-182808

I am President and C.E.O. of the Company and am writing this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

1. Refer to comment one in our letter dated September 10, 2012 with respect to compliance with Securities Act Rule 472 and Rule 310 of Regulation S-T requiring the filing of a marked copy of the pre-effective amendment, identifying the changes made to the registration statement. We note that no marked copy of the current amendment was filed on EDGAR. We re-issue the second half of our prior comment one.

ANSWER: A marked copy of the current amendment has been filed on EDGAR.

Plan of Distribution, page 16

Offering Price, page 16

2. We note the added disclosure in response to comment seven in our letter dated September 10, 2012. Please remove disclosure under this heading and on page 7 stating that after quotation on OTC Bulletin Board, the selling shareholders may sell their shares at prevailing market prices or at prices the selling shareholders may determine from time to time.

ANSWER: The disclosure stating that after quotation on the OTC Bulletin Board, the selling shareholders may sell their shares at prevailing market prices or at prices the selling shareholders my determine from time to time has been removed.

Plan of Operations, page 30

3. Please provide a discussion of your results of operations for the period ended August 31, 2012. Please also correspondingly update your discussion of financial condition, liquidity and capital resources so that the discussion is as of August 31, 2012. Refer to Item 303(b) of Regulation S-K.

ANSWER: The requested revisions have been made.

4. We note your revised disclosure in response to comment 19 in our letter dated September 10, 2012. Please consolidate your disclosure at the top of page 30 with the added disclosure starting at the end of the same page to remove redundancies and present the information cohesively. We note that there continues to be a gap between your estimated $1.221 million in capital requirements and the itemized expenses you disclose here. Please advise or revise accordingly.

ANSWER: The disclosure has been revised to remove redundancies and the gap between the estimated capital requirements.

5. We note your response to comment 20 in our letter dated September 10, 2012. Please include in the registration statement the tabular presentation provided in your response, and expand the categories of disclosure to include the needed capital for the identified steps and milestones.

ANSWER: A tabular presentation has been included in the registration statement to include the needed capital for the identified steps and milestones.

Financial Statements

Audited Financial Statements

Notes to the Financial Statements

General, page 45

6. Please disclose in a note to the financial statements the date through which subsequent events were evaluated as well as whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

ANSWER: The following disclosure has been added.

“In accordance with ASC 855, management evaluated the subsequent events through the date of this report and there are no subsequent events to disclose.”

Unaudited Financial Statements, page 48

General

7. The report provided on page 48 by your auditor indicates that the accompanying unaudited financial information is for the period from June 22, 2012 through August 31, 2012. The headings on your statements of operations and statements of cash flows indicate that the financial statements are for the three month period ended August 31, 2012, which would be June 1, 2012 through August 31, 2012. Please confirm that the unaudited financial statements are for the three month period ended August 31, 2012 and correspondingly have your auditor revise their report, if true.

ANSWER: The headings on our statements of operations and statements of cash flows have been amended to indicate that the financial statements are for three month period ended August 31, 2012.

Statements of Shareholder Equity, page 52

8. Please update your statements to include activity through August 31, 2012.

ANSWER: The statements have been updated to include activity through August 31, 2012.

Exhibit 23

9. We note your response to comment five in our letter dated September 10, 2012. The consent should also refer to the auditors’ report provided on your audited financial statements. In this regard, please arrange with your auditors to provide a currently dated consent which refers to their report included on page 41. Refer to Item 601(b)(23) of Regulation S-K.

ANSWER: A currently dated consent has been provided by our auditor.

Please contact us if you have any further questions.

Yours Truly,

ENVIRO CLEANSE INC.

Per: /s/ Mi Ok Cho

Mi Ok Cho

President & C.E.O.